                       SECURITIES AND EXCHANGE COMMISSION
                             450 FIFTH STREET N.W.
                          WASHINGTON, D.C. 20549-1004



                                   FORM 11-K



(MARK ONE)

           [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


FOR THE PERIOD ENDED MARCH 1, 1995.


                                       OR


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR A TRANSITION PERIOD FROM                 TO
                             ---------------    -----------------

COMMISSION FILE NUMBER   1-892
                      ---------

          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                          TREMCO STOCK OWNERSHIP PLAN

          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                          THE B.F.GOODRICH COMPANY
                                          3925 EMBASSY PARKWAY
                                          AKRON, OHIO 44333-1799

                              REQUIRED INFORMATION


1.        AUDITED FINANCIAL STATEMENTS FOR THE PLAN.

          THE REPORT OF INDEPENDENT AUDITORS; STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF MARCH 1, 1995 AND DECEMBER 31, 1994; STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE PERIOD ENDED MARCH 1, 1995 AND THE YEAR ENDED DECEMBER 31, 1994; AND SUPPLEMENTAL SCHEDULE ARE ATTACHED HERETO.

2.        EXHIBIT

          CONSENT OF INDEPENDENT AUDITORS


                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TREMCO STOCK OWNERSHIP PLAN COMMITTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        TREMCO STOCK OWNERSHIP PLAN COMMITTEE


DATE AUGUST  28, 1995                   /S/ JAMES L. FRANCIS
                                        -----------------------------
                                        JAMES L. FRANCIS
                                        MEMBER OF TREMCO STOCK OWNERSHIP
                                        PLAN COMMITTEE

                       AUDITED FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULE


                         TREMCO STOCK OWNERSHIP PLAN


                                MARCH 1, 1995
                     WITH REPORT OF INDEPENDENT AUDITORS

                          TREMCO STOCK OWNERSHIP PLAN


                          AUDITED FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULE



                                 MARCH 1, 1995





                                    CONTENTS


Report of Independent Auditors..................................1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits............ 2
Statement of Changes in Net Assets Available for
  Plan Benefits.................................................4
Notes to Financial Statements...................................6

Supplemental Schedule

Form 5500 Item 27d - Schedule of Reportable Transactions.......12

                         REPORT OF INDEPENDENT AUDITORS


Tremco Stock Ownership Plan Committee

We have audited the accompanying statements of net assets available for plan benefits of the Tremco Stock Ownership Plan as of March 1, 1995 and December 31, 1994, and the related statements of changes in net assets available for plan benefits for the period ended March 1, 1995 and year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tremco Stock Ownership Plan at March 1, 1995 and December 31, 1994, and the changes in its net assets available for plan benefits for the period ended March 1, 1995 and year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              ERNST & YOUNG LLP
Cleveland, Ohio
August 22, 1995

                         TREMCO STOCK OWNERSHIP PLAN

             Statement of Net Assets Available for Plan Benefits

                     March 1, 1995 and December 31, 1994


                                                                                                         Fund B
                                                                          Fund A                     The BFGoodrich
                                                                        Investment                   Company Common
                                            Total                      Quality Bond                       Stock
                                     ------------------              ----------------               -----------------
                                   March 1,     December 31,       March 1,   December 31,        March 1,    December 31,
                                     1995           1994             1995        1994               1995         1994
                                     ----           ----             ----        ----               ----         ----

ASSETS
Investments at fair value
  (Notes 1 and 5):
  Common Stock of The
    BFGoodrich Company            $          -   $13,310,009       $      -   $       -        $         -   $13,310,009
  Investment Quality Bond Fund               -       717,831              -     717,831                  -             -
  Stock Index Fund                           -     1,583,771              -           -                  -             -
  Balanced Fund                              -     1,243,076              -           -                  -             -
  Money Market Fund                          -     2,441,550              -     142,279                  -       303,126
  Loans to participants                      -     1,433,574              -           -                  -             -
                                   -----------    ----------        -------    --------         ----------    ----------
Total investments                            -    20,729,811              -     860,110                  -    13,613,135

Receivables:
  Participant contributions receivable       -         3,030              -           -                  -            -
  Dividends and interest receivable          -       207,830              -         147                  -       168,772
  Interfund receivable                       -        87,977              -      40,418                  -        38,951
                                   -----------    ----------        -------    --------         ----------    ----------
Total receivables                            -       298,837              -      40,565                  -       207,723
Cash                                         -         4,052              -           -                  -             -
                                   -----------    ----------        -------    --------         ----------    ----------
Total assets                                 -    21,032,700              -     900,675                  -    13,820,858

LIABILITIES
Interfund payable                            -        87,977              -           -                  -             -
Other liabilities                            -         8,285              -       1,144                  -             -
                                   -----------    ----------        -------    --------         ----------    ----------
Total liabilities                            -        96,262              -       1,144                  -             -
                                   -----------    ----------         -------    --------         ----------    ----------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS                 $          -   $20,936,438       $      -   $ 899,531        $         -   $13,820,858
                                  ============   ===========       ========   =========        ===========   ===========



See notes to financial statements.

               Fund C
             Short-Term                   Fund D                        Fund E                           Fund F
             Investment                  Stock Index                   Balanced                       Loan Account
         ------------------          ------------------            ------------------               -----------------
        March 1,    December 31,    March 1,  December 31,       March 1,    December 31,        March 1,   December 31,
         1995          1994          1995           1994           1995          1994               1995         1994
         ----          ----          ----           -----          ----          ----               ----         ----






      $        -   $         -    $        -     $        -     $        -    $        -       $        -     $        -
               -             -             -              -              -             -                -              -
               -             -             -      1,583,771              -             -                -              -
               -             -             -              -              -     1,243,076                -              -
               -     1,934,317             -         37,288              -        24,540                -              -
               -             -             -              -              -             -                -      1,433,574
       ---------     ---------     ---------      ---------      ---------     ---------        ---------      ---------
               -     1,934,317             -      1,621,059              -     1,267,616                -      1,433,574


               -             -             -          3,030              -             -                -              -
               -         9,485             -             65              -            61                -         29,300
               -         3,819             -              -              -         4,789                -              -
       ---------     ---------     ---------      ---------      ---------     ---------        ---------      ---------
               -        13,304             -          3,095              -         4,850                -         29,300
               -             -             -              -              -             -                -          4,052
       ---------     ---------     ---------      ---------      ---------     ---------        ---------      ---------
               -     1,947,621             -      1,624,154              -     1,272,466                -      1,466,926


               -             -             -         53,887              -             -                -         34,090
               -         4,272             -            809              -         2,060                -              -
       ---------     ---------     ---------      ---------      ---------     ---------        ---------      ---------
               -         4,272             -         54,696              -         2,060                -         34,090
       ---------     ---------     ---------      ---------      ---------     ---------        ---------      ---------


      $        -    $1,943,349    $        -     $1,569,458     $        -    $1,270,406       $        -     $1,432,836
       =========     =========     =========      =========      =========     =========        =========      =========



                                                    TREMCO STOCK OWNERSHIP PLAN

        Statement of Changes in Net Assets Available for Plan Benefits For the Period Ended March 1, 1995 and the Year Ended
December 31, 1994
                                                                        Fund A                         Fund B
                                                                      Investment               The BFGoodrich Company
                                            Total                     Quality Bond                   Common Stock
                                     ------------------            ------------------            ----------------------
                                 Period Ended    Year Ended    Period Ended  Year Ended      Period Ended     Year Ended
                                    March 1,     December 31,     March 1,   December 31,       March 1,      December 31,
                                     1995           1994           1995          1994            1995            1994
                                     ----           ----           ----          ----            ----            ----
ADDITIONS
Investment income:
  Dividends - Common Stock of
    The BFGoodrich Company        $         -    $   659,579   $       -      $      -        $         -   $   659,579
  Interest                             16,465        333,967        2,460       59,228                 608        5,894
                                   ----------     ----------     --------      -------          ----------   ----------
                                       16,465       993,546         2,460       59,228                 608      665,473
Contributions from:
  Participants                          3,610      1,996,531           41      167,156               5,306    1,032,521
  Company                               1,634        897,652            -            -               1,634      897,652
                                   ----------     ----------     --------      -------          ----------   ----------
                                        5,244      2,894,183           41      167,156               6,940    1,930,173
                                   ----------     ----------     --------      -------          ----------   ----------
Total additions                        21,709      3,887,729        2,501      226,384               7,548    2,595,646

DEDUCTIONS
Withdrawals and terminations:
  Cash                             (1,278,139)    (1,637,630)     (17,620)     (97,463)           (727,869)    (840,557)
  Common Stock of The BFGoodrich
    Company                          (252,545)      (233,665)           -            -            (252,545)    (233,665)
                                   ----------    -----------     --------      -------          ----------   ----------
                                   (1,530,684)    (1,871,295)     (17,620)     (97,463)           (980,414)  (1,074,222)
Administrative expenses                (1,741)       (35,615)        (341)      (5,348)                  -            -
                                   -----------   -----------     --------      -------          ----------   ----------
Total deductions                   (1,532,425)    (1,906,910)     (17,961)    (102,811)           (980,414)  (1,074,222)

Net realized and
  unrealized appreciation
  (depreciation) in aggregate fair
  value of investments                 94,284        712,236        1,106      (78,239)             78,145      882,427
Transfers between funds, net                -              -            4       22,091                 702     (263,648)
                                   ----------     ----------     --------      -------          ----------   ----------

Net (decrease)increase             (1,416,432)     2,693,055      (14,350)      67,425            (894,019)   2,140,203
Net assets available
  for plan benefits
  at beginning of year             20,936,438    18,243,383       899,531      832,106          13,820,858   11,680,655

Net assets transferred to The
  BFGoodrich Company Retirement
  Plus Savings Plan Master
  Trust (Note 2)                  (19,520,006)             -     (885,181)           -         (12,926,839)           -
                                   ----------     ----------      -------      -------          ----------   ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS
  AT END OF YEAR                  $         -    $20,936,438    $       -     $899,531         $         -  $13,820,858
                                  ===========    ===========    =========     ========         ===========  ==========


See notes to financial statements.

                     Fund C
                   Short-Term                       Fund D                        Fund E                           Fund F
                   Investment                    Stock Index                     Balanced                       Loan Account
               ------------------            ------------------             ------------------                -----------------
        Period Ended         Year Ended    Period Ended    Year Ended    Period Ended   Year Ended        Period Ended  Year Ended
          March 1,           December 31,   March 1,       December 31,     March 1,    December 31,        March 1,    December 31,
           1995                 1994         1995             1994           1995          1994               1995         1994
           ----                -----         ----             ----           ----          ----               ----         ----



              $         -   $         -      $        -     $        -   $        -     $         -   $         - $        -
                    6,351          79,424         3,638         43,530        3,054          61,985           354       83,906
               ----------      ----------     ---------      ---------    ---------      ----------    ----------    ---------
                    6,351          79,424         3,638         43,530        3,054          61,985           354       83,906

                   (2,201)         83,535           232        419,088          232         294,231             -            -
                        -               -             -              -            -               -             -            -
               ----------      ----------     ---------      ---------    ---------      ----------    ----------    ---------
                   (2,201)         83,535           232        419,088          232         294,231             -            -
               ----------      ----------     ---------      ---------    ---------      ----------    ----------    ---------
                    4,150         162,959         3,870        462,618        3,286         356,216           354       83,906



                 (472,560)       (241,392)      (47,064)      (225,098)     (12,270)       (187,058)         (756)     (46,062)

                        -               -             -              -            -               -             -            -
               ----------      ----------     ---------      ---------    ---------      ----------    ----------    ---------
                 (472,560)       (241,392)      (47,064)      (225,098)     (12,270)       (187,058)         (756)     (46,062)
                     (367)        (12,998)         (582)        (9,078)        (451)         (8,191)            -            -
               ----------      ----------     ---------      ---------    ---------      ----------    ----------    ---------
                 (472,927)       (254,390)      (47,646)      (234,176)     (12,721)       (195,249)         (756)     (46,062)



                        -               -         8,236        (16,882)       6,797         (75,070)            -            -
                    1,474         264,235            87         57,326           87        (124,565)       (2,354)      44,561
               ----------     ----------       ---------      ---------    ---------      ----------    ----------   ----------


                 (467,303)        172,804       (35,453)       268,886       (2,551)        (38,668)       (2,756)      82,405


                1,943,349       1,770,545     1,569,458      1,300,572    1,270,406       1,309,074     1,432,836    1,350,431




               (1,476,046)              -    (1,534,005)             -   (1,267,855)              -    (1,430,080)           -
               ----------     ----------       ---------      ---------    ---------      ----------    ----------   ----------


              $         -     $ 1,943,349    $        -     $1,569,458   $        -     $ 1,270,406   $         -   $1,432,836
               ==========      ==========     =========      =========    =========      ==========    ==========   ==========

                          TREMCO STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                                 March 1, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tremco Stock Ownership Plan (the "Plan") are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common stock of The BFGoodrich Company ("BFGoodrich") is valued at the last reported sales price on the last business day of the plan year. Investments in mutual funds, which include The Victory Investment Quality Bond Fund, The Victory Stock Index Fund, and The Victory Balanced Fund and in a common trust fund, the Society National Bank Retirement Trust EB Money Market Fund, represent the Plan's proportionate share of the net assets of each fund. The loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


2.  PLAN MERGER

  In October 1994,the Board of Directors of The BFGoodrich Company approved the merger of the Plan into The BFGoodrich Company Retirement Plus Savings Plan ("RPSP Plan") and The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees ("Wage RPSP Plan"). Effective January 1, 1995, the Plan was amended to split the Plan into components to facilitate the merger of the Plan into the RPSP and Wage RPSP Plans.

The salaried employees' component of the Plan was merged into the RPSP Plan and the Barbourville, Kentucky plant wage employees' component of the Plan merged into the Wage RPSP Plan effective January 1, 1995. The Cleveland, Ohio plant wage employees' remained in the Plan until March 1, 1995 when the merger with the RPSP Wage Plan was completed. As a result of the merger, approximately $19,070,000 in plan assets were transferred effective January 1, 1995 and $450,000 effective March 1, 1995. All assets of the Plan were transferred to The BFGoodrich Company Retirement Plus Savings Plan Master Trust.


3.  DESCRIPTION OF THE PLAN

Tremco Incorporated ("Tremco" or the "Company") established the Plan with Society National Bank, Cleveland, Ohio (Trustee). All employer and employee contributions are deposited monthly with the Trustee who manages the assets of the Trust. The Plan is a defined contribution plan covering substantially all domestic full-time employees of the Company and participating subsidiaries.

                         TREMCO STOCK OWNERSHIP PLAN

3.  DESCRIPTION OF THE PLAN (CONTINUED)

It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trustee maintains the following investment funds under the Plan:

         FUND A--Primarily holds mutual fund shares of The Victory
         Investment Quality Bond Fund, which invests primarily in U.S. Treasury securities, federal agency issues and corporate bonds.

         FUND B--Primarily invests in Common Stock of The BFGoodrich
         Company.

         FUND C--Primarily holds units in the Society National Bank
         Retirement Trust EB Money Market Fund, which invests primarily in short-term investments such as certificates of deposit, U.S. Treasury Bills, and selected commercial paper.

         FUND D--Primarily holds mutual fund shares of The Victory Stock
         Index Fund, which invests primarily in a broadly diversified portfolio of stocks designed to approximate the performance of the Standard & Poor's 500 Stock Composite Index.

         FUND E--Primarily holds mutual fund shares of The Victory Balanced Fund, which invests primarily in a mix of stocks, bonds, convertible securities, and fixed income obligations.

In addition, Fund F, the participant loan account, represents cumulative loans to participants.

Participant contribution allocations and transfers among or between the various investment funds are subject to certain restrictions as described in the plan document. Further, participants under age 55 are not permitted to transfer out any existing balances in The BFGoodrich Company Common Stock Fund that are attributable to Company contributions made after January 1, 1992.

Upon enrollment, participants may contribute to the Plan up to a maximum of 15% of their compensation. The Plan allows participants to make both pre-tax and after-tax contributions. However, the sum of both pre-tax and after-tax contributions cannot exceed 15% of participants' compensation. The Company and its participating subsidiaries contribute to the Plan up to an amount equal to 50% of the first 6% of participants' contributions. All Company contributions are invested only in The BFGoodrich Company Common Stock Fund.

                          TREMCO STOCK OWNERSHIP PLAN

3.  DESCRIPTION OF THE PLAN (CONTINUED)

All assets of the Plan are recorded in individual participant accounts. Each participant's account is credited with the participant's contributions, the Company contributions, and an allocation of plan income based on the proportion that the value of each account bears to the value of all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are fully vested as to their contributions and their share of Company contributions.

Participants may borrow against their account balance subject to certain restrictions and as permitted under the Internal Revenue Code ("IRC") not to exceed the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to/from the investment fund and the loan fund. Loan terms are up to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the base lending rate quoted by the Trustee. Interest rates range from 6% to 8 1/2%. Principal and interest is paid ratably through monthly payroll deductions.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the Human Resource Department of the Company.


4.  INCOME TAX STATUS

The Internal Revenue Service ("IRS") has ruled (March 11, 1986) that the Plan qualifies under sections 401(a) and 401(k) of the IRC and the Trust of the Plan qualifies under section 501(a) of the IRC and, therefore, contributions and earnings received by the Trust are not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Tremco Stock Ownership Plan Committee is not aware of any course of action or series of events that have occurred including plan amendments made subsequent to the ruling date that might adversely affect the Plan's qualified status. The Plan sponsor is awaiting a response to their request for a new determination letter made in March 1995.

                          TREMCO STOCK OWNERSHIP PLAN

                  Notes to Financial Statements (continued)




5.  INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized appreciation (depreciation) in the aggregate fair value of plan investments during the period ended March 1, 1995 and the year ended December 31, 1994 are as follows:


                                                              Period Ended               Year Ended
                                                                March 1,                 December 31,
                                                                  1995                       1994
                                                              ------------               ------------
Common Stock of
  The BFGoodrich Company                                       $78,145                     $882,427
The Victory Investment
  Quality Bond Fund                                              1,106                      (78,239)
The Victory Stock Index Fund                                     8,236                      (16,882)
The Victory Balanced Fund                                        6,797                      (75,070)
                                                              --------                     --------
                                                               $94,284                     $712,236
                                                               =======                     ========




Investments are stated at fair value in the Plan's Statement of Net Assets Available for Plan Benefits. Cost information is as follows at March 1, 1995 and December 31, 1994.

                                           March 1, 1995                          December 31, 1994
                                        ----------------------                  --------------------
                                       Shares or                                  Shares or
                                       Units Held           Cost                  Units Held         Cost
                                       ----------           -----                 ----------         ------
Common Stock of The
  BFGoodrich Company                       -              $      -                   306,859       $13,410,742
                                        shares                                        shares

The Victory Investment                     -                     -                    79,230           775,576
  Quality Bond Fund                     shares                                        shares

The Victory Stock                          -                     -                   160,138         1,597,432
  Index Fund                            shares                                        shares

The Victory Balanced                       -                     -                   131,403         1,306,710
  Fund                                  shares                                        shares

Society National Bank
  Retirement Trust EB                      -                     -                 2,441,550         2,441,550
  Money Market Fund                      units                                         units

Loans to Participants                      -                     -                     -             1,433,574
                                                           -------                                   ---------


Total Investments at Cost                                $       -                                 $20,965,584
                                                         =========                                 ============

                          TREMCO STOCK OWNERSHIP PLAN

 5.  INVESTMENTS (CONTINUED)

The fair value of individual investments at December 31, 1994 that represent 5% or more of the Plan's net assets available for plan benefits are as follows:

                                       Amounts or                Market
                                       Units Held                Value
                                       ----------               -------
 Common Stock of
 The BFGoodrich Company                  306,859              $13,310,009
                                          shares

 The Victory Stock Index                 160,138                1,583,771
   Fund                                   shares


 The Victory Balanced                    131,403                1,243,076
   Fund                                   shares


 Society National Bank
   Retirement Trust
   EB Money Market Fund                2,441,550                2,441,550
                                           units

 Loans to Participants                                          1,443,574




6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

All legal, accounting and administrative expenses are paid by the Company, except that the Plan pays investment management fees. Other than described above or pursuant to the trust agreement (see Note 5), the Plan has had no agreements or transactions with parties-in-interest.


7.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                               March 1,            December 31,
                                1995                  1994
                              --------             ------------
Net assets available for
  plan benefits per the
  financial statements         $      -           $20,936,438
Amounts allocated to
  withdrawn participants              -            (1,297,148)
                                -------           ------------
Net assets available for
  benefits per the Form 5500   $      -           $19,639,290
                                =======           -----------

                          TREMCO STOCK OWNERSHIP PLAN

7.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
     (CONTINUED)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                          Period Ended               Year Ended
                                                             March 1,                December 31,
                                                              1995                      1994
                                                          ------------               -----------
Withdrawals and terminations
  paid to participants per
  the financial statements                                $1,530,684                   $1,871,295
Add amounts allocated to
  withdrawn participants
  at December 31, 1994                                             -                    1,297,148
Less amounts allocated
  to withdrawn participants
  at December 31, 1994                                     1,297,148                            -
                                                          ----------                    ---------
Benefits paid to participants
  per the Form 5500                                      $   233,536                   $3,168,443
                                                          ==========                    =========


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.


8.  NUMBER OF PARTICIPANTS (UNAUDITED)

The number of participants contributing to the Plan fund options are as follows:

                               December 31,
                                   1994
                               ------------
     Fund A                        246
     Fund B                        761
     Fund C                        286
     Fund D                        360
     Fund E                        322

As a result of the plan merger, as described in Note 2, no participants were contributing to the Plan fund options at March 1, 1995. As of January 1, 1995 and March 1, 1995, participants were eligible to contribute to The BFGoodrich Company Retirement Plus Savings Plan and The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees, as applicable.

                          TREMCO STOCK OWNERSHIP PLAN

           Form 5500 Item 27d - Schedule of Reportable Transactions


                          Period Ended March 1, 1995



                                                                                    Purchase
Identity of Party Involved                    Description of Asset                    Price
--------------------------                    --------------------                    -----
Category (i) - Transactions
  within the period ended
  March 1, 1995 with
  respect to any plan asset,
  involving an amount in
  excess of 5% of the
  current value of plan
  assets.

Society National Bank*                        Society National Bank
                                              Retirement Trust EB
                                              Money Market Fund                       $     -

Society National Bank*                        Victory Stock Index
                                              Fund                                          -



 * Indicates party-in-interest to the Plan.

                                                Current
                                                Value of
               Incurred       Historical        Asset on
Selling         with            Cost of        Transaction   Net Gain
 Price        Transaction        Asset            Date        (Loss)
 -----        -----------        -----            ----        ------
$1,354,806   $       -         $1,354,806       $1,354,806    $     -

 1,118,239           -          1,122,212        1,118,239     (3,972)

                         TREMCO STOCK OWNERSHIP PLAN

     Form 5500 Item 27d - Schedule of Reportable Transactions (continued)

                          Period Ended March 1, 1995





                                    Number         Number                            Value             Net
                                     of             of                                of              Gain
Description of Assets             Purchases        Sales         Purchases           Sales           (Loss)**
---------------------             ---------        ------        ---------           -----           ------
Category (iii) - Series
of transactions within
the period ended March 1,
1995 involving securities
within the same issue if,
when aggregated, involved
an amount in excess of 5%
of the current value of
plan assets.

Society National Bank
  Retirement Trust EB
  Money Market Fund*              47             68            $1,876,771          $4,318,321      $      -


The Victory Stock Index
  Fund*                            -              3                     -           1,592,008        (5,424)
The Victory Balanced
  Fund*                            2              3                    40           1,249,914       (56,836)


There were no category
(ii) or (iv) reportable
transactions during the
period ended March 1, 1995.


* Indicates party-in-interest to the Plan.
**Based on historical cost of related assets sold.